GLOBAL corporate compliance

SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2007
WASH, D.C. 210

07022218

March 8, 2007

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated February 8 2007
2. Material Change Report dated February 8, 2007
3. News Release dated February 20, 2007

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES GRANT OF INCENTIVE STOCK OPTIONS

SEC 12g 3-2(b) Exemption # 82-4931

February 8, 2007

Q-Gold Resources Ltd. (the "Corporation") announced today that, pursuant to the Corporation's Stock Option Plan (approved by shareholders in June 2006), it has granted 525,000 incentive stock options to Officers and Directors of the Corporation. The incentive stock options will be exercisable for a period of five years from the date of the grant at a price of $0.27 per share.

About the Corporation:

Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario totaling 27,260 acres (100% owned) of Mining Claims, Crown Leases and Patents. The Corporation is presently preparing for a 5,000 metre drill program at Mine Centre, which is expected to commence early next month.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

February 8, 2007

3. News Release

February 8, 2007
Disseminated via Canada Stockwatch
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation granted 525,000 incentive stock options at an exercise price of $0.27 each to Officers and Directors of the Corporation.

5. Full Description of Material Change

The Corporation granted incentive stock options, with an exercise price of $0.27 each, expiring February 8, 2012 to the following Officers and Directors:

Name	Position	Number of Incentive Stock Options Granted
J. Bruce Carruthers II	President, Chief Executive Officer and Director	150,000
John A. Bolen	Director	125,000
Eric A. Gavin	Chief Financial Officer	100,000
Eugene Chen	Director	50,000
William F. Mudon	Director	50,000
Wayne Young	Director	50,000
TOTAL		**525,000**

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

February 12, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES GRANT OF INCENTIVE STOCK OPTIONS

SEC 12g 3-2(b) Exemption # 82-4931

February 8, 2007

Q-Gold Resources Ltd. (the "Corporation") announced today that, pursuant to the Corporation's Stock Option Plan (approved by shareholders in June 2006), it has granted 525,000 incentive stock options to Officers and Directors of the Corporation. The incentive stock options will be exercisable for a period of five years from the date of the grant at a price of $0.27 per share.

About the Corporation:

Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario totaling 27,260 acres (100% owned) of Mining Claims, Crown Leases and Patents. The Corporation is presently preparing for a 5,000 metre drill program at Mine Centre, which is expected to commence early next month.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF NIPIGON GOLD PURCHASE/ MINE CENTRE EXPLORATION UPDATE

SEC 12g 3-2(b) Exemption # 82-4931

February 20, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received all requisite approvals for the purchase of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). Details of this transaction were included in a press release dated January 5, 2007.

In completing this purchase, Q-Gold acquired six Crown Leases totaling 240 acres (the "Leases"), which are surrounded on 3 sides by Q-Gold's existing gold-bearing holdings at Mine Centre, Ontario. The Leases contain two important known gold occurrences, the McKenzie Gray and Jolly Roger Veins, as well as 1,500 m of intensively sheared zones up to 100 m wide that are associated with the large cross-cutting Finger Lake Fault. Q-Gold now controls over 11 km of this huge fault, which is believed to be the primary conduit for hydrothermal fluids which have resulted in 100+ gold-bearing veins in the Mine Centre area. The purchase also included a small mill, tailings ponds and geological data from extensive past exploration efforts by Nipigon and others on the Leases.

President and CEO Bruce Carruthers said, "We are delighted to have at last acquired the Nipigon Leases, which we have been attempting to purchase for several years. They represent, in our view, the best geologic (gold) target in Mine Centre that we didn't already own. Along with our adjoining holdings, this is a high priority area in our upcoming diamond drilling program expected to begin on March 1st."

2007 EXPLORATION PROGRAM UPDATE

Ground geophysics

Areas indicated as potential high priority targets from Q-Gold's 2006 1,516 line km Fugro DIGHEM/MAG airborne survey are currently undergoing additional ground geophysical surveys for further delineation prior to drilling. An Induced Polarization (IP) crew is presently working on the recently acquired Nipigon Leases and Q-Gold's contiguous holdings, using the state-of-the-art "Phase Domain" IP process. IP provides exceptional sensitivity to potential gold/sulfide mineralization, which often emits a weak conductive response. The crew will be attempting to delineate the gold-bearing Jolly Roger vein and associated structures along the Finger Lake Fault. It will then move northward along the Fault to the shores of Bad Vermilion Lake where several major cross-cutting faults intersect the Finger Lake Fault/ Shear Zone on tracts which are owned 100% by Q-Gold. The crew will then move to the Foley Mine Gold/Vein Complex to further delineate targets that were indicated by the airborne survey.

5,000 Metre Diamond Drill Program

An "HP 56" rig with deep drilling (1,500+ m) capability is scheduled to arrive at Mine Centre on or about March 1st to initiate our 5,000 metre program. Its first assignment will be a deep "structural hole" drilled through the entire Foley Mine gold/quartz vein system with the object of encountering as many of the known gold veins as possible at depth. This will also be part of the current program to reactivate the

historic Foley Gold Mine, which produced over 5,000 ounces of gold, primarily in the 1890's, and evaluate its future development potential as a gold producer. Upon completing the deep Foley hole, the rig will be moved southwest to the Nipigon/Finger Lake Fault area for the drilling of a series of well-defined conductive targets recently revealed by the IP survey.

Mr. Carruthers continued, "If, with a deep hole, we can establish the presence of the principal gold-bearing veins in the Foley Complex, which are presently 'open' at depths ranging from 400 to 850 feet, we can greatly increase the gold production potential of the Foley Mine."

Q-Gold has begun the permitting process to de-water and re-open the Foley Mine to underground exploration during 2007 to confirm historical reports of existing gold resources/reserves and to establish new ones.

As reported by the Ontario Geological Survey on page 33 of "Open File Report 6146" (2005), by P.Hinz, C. Ravnaas and A. Raoul, the Foley Mine, according to "historical reports", is estimated to contain "proven/probable reserves" of 40,000 tons of ore at a grade of 0.5 ounces/ton, and "speculative reserves" of 400,000 tons, also at 0.5 ounces/ton. None of the above reserve figures are compliant with the definitions for resources/reserves required by NI 43-101 and remain to be confirmed by additional diamond drilling, sampling and assaying.

Q-Gold holds over 27,000 acres (100% owned) of gold and base metals claims in the Mine Centre area. In addition to the Foley Mine, the Corporation's holdings also include the past producing Golden Star Mine (10,758 oz. of gold), and the Manhattan, Decca and Ferguson Gold Mines. None of these latter three ever reached the production stage, but will be the object of future exploration efforts by Q-Gold.

Mine Centre, one of Ontario's first historic Gold Camps (1893-1900), however remains one of the last Archean Greenstone Belt Gold Camps to be explored by modern methods. By virtue of its large land position and well-funded program, Q-Gold is thus instituting the first comprehensive, modern exploration effort in over 100 years at Mine Centre, with the objective of reactivating the area as an Ontario gold producer.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END